FORM 6-K/A
Amendment No.1

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Explanatory Note

This Amendment No.1 on Form 6-K/A amends the Registrant’s Form 6-K filed on February 29, 2016 (the “Original 6-K”), solely to correct a typographical error in the date of the report of the Registrant’s independent auditor, Brightman Almagor Zohar & Co., relating to the Registrant’s consolidated financial statements as of December 31, 2015, that appears on page F-1 of Exhibit 99.1 to the Original 6-K.  The attached Exhibit 99.1 reflects the correct date of February 29, 2016, and replaces page F-1 of Exhibit 99.1 to the Original 6-K.  Nothing else has been changed in the Original 6-K or the exhibits thereto.

This Amendment No.1 on Form 6-K/A, including the exhibit hereto, is hereby incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 1, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Report dated February 29, 2016 of Brightman Almagor Zohar & Co. relating to Registrant’s consolidated financial statements as of December 31, 2015.